UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 15, 2004

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	000-25597	93-1261319
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2499
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

(c) Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

99.1 Earnings Press Release
99.2 Statistical Supplement

Item 12. Results of Operations and Financial Condition

On April 15, 2004, Umpqua issued a press release with respect to financial results for the first quarter 2004. A copy of the press release is attached as Exhibit 99.1.

Attached as Exhibit 99.2 is a Statistical Supplement for the first quarter of 2004 and the three years ended December 31, 2003, which is being provided to shareholders and others who have requested additional financial and statistical information from the Company that is not included in the Company's earnings release. This information is being furnished to satisfy Regulation FD, but is not deemed filed under the Securities Exchange Act of 1934.

The press release filed as an exhibit to this report discloses operating earnings (and related per share amounts), which is a non-GAAP financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (GAAP). We believe our disclosure of operating earnings provides useful information to both management and investors by excluding merger-related expenses because merger-related expenses are difficult to predict. Management believes presentation of financial measures excluding the impact of such expenses is useful information because it provides information about ongoing business operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: April 15, 2004 By:/s/ Kenneth E. Roberts
Kenneth E. Roberts
Assistant Secretary

EXHIBIT 99.1

UMPQUA HOLDINGS

CORPORATION

Parent company for Umpqua Bank and Strand, Atkinson, Williams & York

FOR IMMEDIATE RELEASE

Contacts:

Ray Davis
President/CEO
Umpqua Holdings Corporation
503-546-2490
raydavis@umpquabank.com

Dan Sullivan
EVP/CFO
Umpqua Holdings Corporation
503-546-2492
dansullivan@umpquabank.com

UMPQUA HOLDINGS REPORTS OPERATING EARNINGS PER SHARE IN LINE WITH TARGETS AND STRONG BALANCE SHEET GROWTH

Core operating earnings growth offsets decline in mortgage banking results

PORTLAND, Ore. - April 15, 2004 - Umpqua Holdings Corporation (NASDAQ: UMPQ), parent company of Umpqua Bank and Strand, Atkinson, Williams & York, Inc., today announced first quarter 2004 operating earnings of $8.5 million, or $0.30 per diluted share, compared to $8.8 million, or $0.31 per diluted share for the first quarter of 2003.

Operating earnings are defined as the Company's earnings before deduction of merger-related expenses, which are reported in periods with merger-related costs. Net income is operating earnings minus merger-related expenses. There were $131,000 in merger-related expenses, after tax, recorded in the first quarter of 2004.

Net income for the first quarter of 2004 was $8.4 million or $0.29 per diluted share consistent with the first quarter of 2003.

The following table presents a reconciliation of net income to operating earnings, with merger-related expenses displayed for each period presented:

(Dollars in thousands, except per share data)	Q1 2004	Q4 2003	Q1 2003
Net Income	$8,398	$8,591	$8,380
Add Back: Merger related expense, net of tax	131	--	409
Operating Earnings	$8,529	$8,591	$8,789

Earnings per diluted share:	Q1 2004	Q4 2003	Q1 2003
Net Income	$0.29	$0.30	$0.29
Operating Earnings	$0.30	$0.30	$0.31

"Earnings contribution from the Company's mortgage group was $0.01 per diluted share in the first quarter of 2004, down from $0.05 per share for the first quarter of 2003," said Ray Davis, president and chief executive officer of Umpqua Holdings Corporation. "Excluding the impact of the mortgage group, core operating earnings increased by $0.03 per diluted share, or 12% from the same period a year ago." The following table presents a reconciliation of core operating earnings per share to total:

Operating Earnings per diluted share:	Q1 2004	Q1 2003	Variance
Core excluding mortgage group	$0.29	$0.26	$0.03
Mortgage group	0.01	0.05	(0.04)
Total	$0.30	$0.31	$(0.01)

Total non-interest income for the first quarter of 2004 decreased $1.7 million, or 17% when compared to the first quarter of 2003. This resulted from the reduction in mortgage banking revenue of $2.6 million, which was partially offset by growth in other categories of the Company of $0.9 million.

The Company's brokerage subsidiary, Strand, Atkinson, Williams & York, Inc., reported gross revenue of $3.0 million, an increase of 49% for the quarter compared with the first quarter of 2003.

Umpqua Bank, Umpqua Holdings' largest subsidiary, reports an efficiency ratio before merger-related expenses of 58.16% for the quarter ended March 31, 2004, compared to 56.9% for the quarter ended December 31, 2003 and 54.98% for the quarter ended March 31, 2003.

Total consolidated assets of Umpqua Holdings as of March 31, 2004 were $3.00 billion, compared to $2.96 billion at December 31, 2003 and $2.65 billion at March 31, 2003. Total gross loans and leases, and deposits were $2.07 billion and $2.43 billion, respectively, as of March 31, 2004, compared to $2.00 billion and $2.38 billion, respectively, as of December 31, 2003.

The following table presents first quarter 2004 annualized growth rates:

(Dollars in thousands)	**March 31, 2004**	Dec. 31, 2003	**Growth Rate**
Loans and Leases	**$2,073,875**	$2,003,587	**14%**
Deposits	**$2,428,926**	$2,378,192	**9%**
Assets	**$2,997,782**	$2,963,815	**5%**

Total loans increased by $70.3 million during the quarter, while non-performing assets decreased by $0.4 million during the same period. The Bank's non-performing assets stand at $13.5 million at March 31, 2004, representing 0.57% of total loans, compared to 0.98% at March 31, 2003.

About Umpqua Holdings Corporation

Umpqua Holdings Corporation (NASDAQ: UMPQ) is the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 64 stores throughout Oregon and Southwest Washington. The bank was named #1 on "The 100 Best Companies to Work For in Oregon" large companies list for 2004 by *Oregon Business Magazine.* Umpqua Holdings also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, Inc. which has 16 locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Additionally, Umpqua Holdings' Private Client Services Division provides tailored financial services and products to individual customers. Umpqua Holdings Corporation is headquartered in Portland, Oregon. For more information, visit www.umpquaholdingscorp.com.

Umpqua Holdings Corporation will conduct a quarterly earnings conference call Thursday, April 15, 2004, at 10:00 a.m. PDT where the Company will discuss operating results for the first quarter of 2004. There will be a question-and-answer session following the presentation. Shareholders, analysts and other interested parties are invited to join the call by dialing 888-282-0171 a few minutes before 10:00 a.m. The password is "UMPQUA." Information to be discussed in the teleconference will be available on the Company's website prior to the call at www.umpquaholdingscorp.com. A rebroadcast can be found approximately one hour after the conference call by dialing 800-873-2158, or by visiting that website.

This press release includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in the company's filings with the SEC. You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this press release include the company's expected continued growth in 2004.

Umpqua Holdings Corporation
Consolidated Statements of Income
(unaudited)

Dollars in thousands, except per share data	Quarter ended: March 31, 2004	December 31, 2003	March 31, 2003
Interest income			
Loans and leases	$31,865	$31,940	$31,383
Investments taxable	4,590	4,166	2,967
Investments tax exempt	413	442	802
Temporary investments	23	45	151
Other interest and dividends	16	15	14
Total interest income	36,907	36,608	35,317
Interest expense			
Deposits	5,889	5,405	6,480
Repurchase agreements and fed funds purchased	139	130	109
Trust preferred securities	1,123	929	937
Other borrowings	241	340	212
Total interest expense	7,392	6,804	7,738
Net interest income	29,515	29,804	27,579
Provision for credit losses	1,075	1,075	1,475
Non-interest income			
Service charges	3,127	3,188	2,914
Brokerage fees	2,891	2,554	1,939
Mortgage banking revenue	1,649	1,200	4,279
Gain on sale of securities	-	2	7
Other income	793	760	1,045
Total non-interest income	8,460	7,704	10,184
Non-interest expense			
Salaries and benefits	13,665	13,583	12,899
Occupancy and equipment	4,115	3,770	3,582
Other	5,946	6,077	6,094
Merger related expenses	216	-	638
Total non-interest expense	23,942	23,430	23,213
Income before income taxes	12,958	13,003	13,075
Provision for income tax	4,560	4,412	4,695
Net income	$8,398	$8,591	$8,380
Weighted average shares outstanding	28,445,316	28,389,064	28,157,475
Weighted average diluted shares outstanding	28,819,200	28,802,165	28,570,144
Basic earnings per share	$0.30	$0.30	$0.30
Diluted earnings per share	$0.29	$0.30	$0.29

Umpqua Holdings Corporation

Consolidated Balance Sheets

(unaudited)

Dollars in thousands, except per share data	March 31, 2004	December 31, 2003	March 31, 2003
Assets:			
Cash and cash equivalents	$105,913	$134,006	$154,274
Trading account securities	1,094	1,265	670
Investments available for sale	502,807	501,904	355,079
Investments held to maturity	14,594	14,612	18,251
Loans held for sale	31,526	37,798	42,239
Loans and leases	2,073,875	2,003,587	1,823,311
Less: Allowance for credit losses	(26,287)	(25,352)	(24,538)
Loans and leases, net	2,047,588	1,978,235	1,798,773
Federal Home Loan Bank stock	7,239	7,168	4,828
Premises and equipment, net	67,504	63,328	61,339
Other real estate owned	1,711	2,529	3,430
Mortgage servicing rights, net	10,959	10,608	10,179
Goodwill and other intangibles	159,661	159,585	161,181
Other assets	47,186	52,777	35,672
	$2,997,782	$2,963,815	$2,645,915
Liabilities:			
Deposits	$2,428,926	$2,378,192	$2,178,769
Securities sold under agreements to repurchase and fed funds purchased	58,906	83,531	34,675
Borrowings	55,620	55,000	24,162
Notes payable for Trust preferred securities	97,941	97,941	75,000
Other liabilities	26,152	30,182	34,840
Total liabilities	2,667,545	2,644,846	2,347,446
Shareholders' equity:			
Common stock	232,118	230,773	228,899
Retained earnings	96,317	89,058	66,724
Accumulated other comprehensive Income (loss)	1,802	(862)	2,846
Total shareholders' equity	330,237	318,969	298,469
Total liabilities and shareholders' equity	$2,997,782	$2,963,815	$2,645,915
Common shares outstanding at period end	28,489,267	28,411,816	28,234,620
Book value per share	$11.59	$11.23	$10.57
Tangible book value per share	$5.99	$5.61	$4.86
Tangible equity	$170,576	$159,384	$137,288

Umpqua Holdings Corporation
Loan Portfolio

Dollars in thousands	March 31, 2004	December 31, 2003	March 31, 2003
Loans and leases by purpose:			
Commercial real estate	$1,121,008	$1,072,191	$841,492
Residential real estate	94,479	84,423	79,636
Construction	230,674	232,849	281,223
Total real estate	1,446,161	1,389,463	1,202,351
Commercial	578,823	565,652	566,677
Leases	10,214	10,918	9,271
Consumer	37,131	36,790	44,959
Other	1,546	764	53
Total loans and leases	$2,073,875	$2,003,587	$ 1,823,311

Dollars in thousands	Quarter Ended March 31, 2004	Quarter Ended December 31, 2003	Quarter Ended March 31, 2003
Allowance for credit losses			
Balance beginning of period	$25,352	$25,312	$24,731
Provision for credit losses	1,075	1,075	1,475
Charge-offs	(447)	(1,591)	(1,975)
Less: recoveries	307	556	307
Net charge-offs	(140)	(1,035)	(1,668)
Balance end of period	$26,287	$25,352	$24,538
Net charge-offs to average loans and leases (annualized)	0.03%	0.21%	0.38%
Recoveries to gross charge-offs	68.68%	34.95%	15.54%
Allowance for credit losses to loans and leases	1.27%	1.27%	1.35%
Allowance for credit losses to nonperforming loans and leases	223%	222%	138%
Nonperforming loans and leases to total loans and leases	0.57%	0.57%	0.98%
Nonperforming assets			
Nonperforming loans and leases	$11,800	$11,425	$17,816
Real estate owned	1,711	2,529	3,430
Total nonperforming assets	$13,511	$13,954	$21,246

Deposits by Type

Dollars in thousands	March 31, 2004 Amount	Mix	December 31, 2003 Amount	Mix	March 31, 2003 Amount	Mix
Demand, non interest bearing	$592,762	24.4%	$589,901	24.8%	$543,319	24.9%
Demand, interest bearing	1,069,064	44.0%	1,048,733	44.1%	843,187	38.7%
Savings	166,481	6.9%	145,960	6.1%	167,715	7.7%
Time	600,619	24.7%	593,598	25.0%	624,548	28.7%
Total Deposits	$2,428,926	100.0%	$2,378,192	100.0%	$2,178,769	100.0%

Umpqua Holdings Corporation
Selected Ratios

	Quarter ended:		
	March 31, 2004	December 31, 2003	March 31, 2003
Net Interest Spread:			
Yield on loans and leases	6.23%	6.38%	6.95%
Yield on investments (1)	4.09%	3.92%	4.98%
Yield on temporary investments	0.91%	0.77%	1.17%
Total yield on earning assets	5.78%	5.85%	6.51%
Cost of interest bearing deposits	1.31%	1.23%	1.61%
Cost of securities sold under agreements to repurchase and fed funds purchased	1.02%	1.01%	1.43%
Cost of borrowings	1.76%	1.90%	3.56%
Cost of trust preferred	4.61%	4.70%	5.07%
Total cost of interest bearing liabilities	1.47%	1.39%	1.78%
Net interest spread	4.31%	4.45%	4.73%
Net interest margin	4.63%	4.77%	5.10%
Before Merger Related Expenses:			
Return on average assets	1.17%	1.19%	1.38%
Return on average equity	10.58%	10.85%	12.17%
Return on average tangible equity	20.84%	22.10%	27.04%
After Merger Related Expenses:			
Return on average assets	1.15%	1.19%	1.32%
Return on average equity	10.42%	10.85%	11.61%
Return on average tangible equity	20.52%	22.10%	25.78%
Bank Only Ratios:			
Umpqua Bank efficiency ratio before merger expenses	58.16%	56.89%	54.98%
Umpqua Bank net interest margin	4.80%	4.91%	5.27%

(1) Tax exempt interest has been adjusted to a taxable equivalent basis using a 35% tax rate.

###

UMPQUA HOLDINGS CORPORATION
Statistical Supplement
(in thousands, except share data and ratios: unaudited)

	1st Qtr 2004	4th Qtr 2003	3rd Qtr 2003	2nd Qtr 2003	1st Qtr 2003	4th Qtr 2002	3rd Qtr 2002	2nd Qtr 2002	1st Qtr 2002	4th Qtr 2001	3rd Qtr 2001	2nd Qtr 2001	1st Qtr 2001	Years Ended December 31, 2003	2002	2001
Income Statement Data																
Interest income	$ 36,907	$ 36,608	$ 35,927	$ 34,281	$ 35,317	$ 30,058	$ 24,052	$ 23,149	$ 23,065	$ 21,724	$ 22,568	$ 21,924	$ 21,821	$ 142,132	$ 100,325	$ 88,037
Interest expense	7,392	6,804	6,839	7,480	7,738	6,935	5,739	5,428	5,695	6,487	8,314	8,574	9,032	28,860	23,797	32,407
Net interest income	29,515	29,804	29,088	26,801	27,579	23,123	18,313	17,721	17,370	15,237	14,254	13,350	12,789	113,272	76,528	55,630
Provision for credit losses	1,075	1,075	1,050	950	1,475	1,384	900	600	1,004	1,750	617	496	327	4,550	3,888	3,190
Net interest income after provision for credit losses	28,440	28,729	28,038	25,851	26,104	21,739	17,413	17,121	16,366	13,487	13,637	12,854	12,462	108,722	72,640	52,440
Service fees	3,127	3,188	3,256	3,198	2,914	2,541	2,138	1,877	2,084	2,066	1,871	2,011	1,820	12,556	8,640	7,768
Brokerage fees & commissions	2,891	2,554	2,635	2,370	1,939	2,208	2,299	2,331	2,174	2,125	2,221	2,033	1,930	9,498	9,012	8,309
Mortgage banking revenue, net	1,649	1,200	3,160	2,834	4,279	3,989	1,190	2,216	1,679	2,195	861	1,375	675	11,473	9,073	5,106
Gain (loss) on sale of securities	-	2	10	2,136	7	6	396	(901)	2	8	26	20	156	2,155	(497)	210
Other income	793	760	455	1,100	1,045	412	682	478	541	732	334	562	377	3,361	2,113	2,005
Total noninterest income	8,460	7,704	9,516	11,638	10,184	9,156	6,705	6,001	6,480	7,126	5,313	6,001	4,958	39,043	28,341	23,398
Salaries and employee benefits	13,665	13,583	13,438	13,171	12,899	10,877	8,963	8,568	8,709	7,997	7,660	7,546	7,017	53,090	37,117	30,220
Premises and equipment	4,115	3,770	3,534	3,947	3,582	2,936	2,348	2,213	2,099	2,169	2,139	2,061	1,914	14,834	9,596	8,283
Other non interest expense	5,946	6,077	6,332	6,760	6,093	5,221	3,810	4,108	4,109	4,385	3,927	4,032	3,424	25,263	17,249	15,768
Total noninterest expense	23,726	23,430	23,304	23,878	22,574	19,034	15,121	14,889	14,917	14,551	13,726	13,639	12,355	93,187	63,962	54,271
Operating income before income tax & merger expense	13,174	13,003	14,250	13,611	13,714	11,861	8,997	8,233	7,929	6,062	5,224	5,216	5,065	54,578	37,020	21,567
Provision for income taxes	4,645	4,412	4,983	4,807	4,925	4,398	2,987	2,951	2,995	2,412	1,947	1,832	1,990	19,127	13,332	8,181
Net income before merger expenses	$ 8,529	$ 8,591	$ 9,267	$ 8,804	$ 8,789	$ 7,463	$ 6,010	$ 5,282	$ 4,934	$ 3,650	$ 3,277	$ 3,384	$ 3,075	$ 35,451	$ 23,689	$ 13,387
Merger expenses net of tax benefit	131	-	251	672	409	748	-	-	973	4,241	-	110	486	1,332	1,721	4,837
Net income	$ 8,398	$ 8,591	$ 9,016	$ 8,132	$ 8,380	$ 6,715	$ 6,010	$ 5,282	$ 3,961	$ (591)	$ 3,277	$ 3,274	$ 2,589	$ 34,119	$ 21,968	$ 8,550
Share Data(1)																
Before Merger Expenses:																
Basic earnings per common share	$ 0.30	$ 0.30	$ 0.33	$ 0.31	$ 0.31	$ 0.31	$ 0.30	$ 0.26	$ 0.25	$ 0.19	$ 0.17	$ 0.18	$ 0.16	$ 1.25	$ 1.13	$ 0.71
Diluted earnings per common share	$ 0.30	$ 0.30	$ 0.32	$ 0.31	$ 0.31	$ 0.31	$ 0.29	$ 0.26	$ 0.24	$ 0.19	$ 0.17	$ 0.18	$ 0.16	$ 1.24	$ 1.11	$ 0.70
After Merger Expenses:																
Basic earnings per common share	$ 0.30	$ 0.30	$ 0.32	$ 0.29	$ 0.30	$ 0.28	$ 0.30	$ 0.26	$ 0.20	$ (0.03)	$ 0.17	$ 0.17	$ 0.14	$ 1.21	$ 1.04	$ 0.46
Diluted earnings per common share	$ 0.29	$ 0.30	$ 0.31	$ 0.28	$ 0.29	$ 0.28	$ 0.29	$ 0.26	$ 0.20	$ (0.03)	$ 0.17	$ 0.17	$ 0.14	$ 1.19	$ 1.03	$ 0.45
Tangible book value per common share	$ 5.99	$ 5.61	$ 5.36	$ 5.10	$ 4.86	$ 4.55	$ 6.21	$ 5.93	$ 5.60	$ 5.49	$ 5.83	$ 5.70	$ 5.54	$ 5.61	$ 4.55	$ 5.49
Book value per common share	$ 11.59	$ 11.23	$ 11.00	$ 10.77	$ 10.57	$ 10.30	$ 7.51	$ 7.23	$ 6.91	$ 6.78	$ 6.49	$ 6.28	$ 6.14	$ 11.23	$ 10.30	$ 6.78
Cash dividends per common share	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.03	$ 0.03	$ 0.03	$ 0.16	$ 0.16	$ 0.13
Ratio of dividends declared to net income	13.57%	13.23%	12.59%	13.92%	13.50%	16.68%	13.39%	15.22%	20.32%	-133.90%	17.69%	17.64%	22.27%	13.29%	16.09%	29.53%
Shares outstanding	28,489,267	28,411,816	28,365,814	28,331,279	28,234,620	27,980,591	20,137,343	20,108,342	19,970,763	19,952,965	18,831,406	18,769,937	18,739,897	28,411,816	27,980,591	19,952,965
Basic weighted average shares of common stock outstanding	28,445,316	28,389,064	28,343,696	28,283,843	28,157,475	24,054,398	20,125,583	20,041,973	19,960,668	18,837,665	18,791,249	18,759,099	18,736,884	28,294,291	21,054,351	18,781,813
Common stock equivalents	373,883	413,101	359,195	384,083	412,669	309,762	273,213	276,731	243,474	270,288	274,579	218,513	196,459	371,779	251,686	224,536
Fully diluted weighted average shares of common stock outstanding	28,819,200	28,802,165	28,702,891	28,667,926	28,570,144	24,364,160	20,398,796	20,318,704	20,204,142	19,107,953	19,065,828	18,977,612	18,933,343	28,666,070	21,306,037	19,006,349
Balance Sheet Data (at period end)																
Investment securities	$ 518,496	$ 517,781	$ 422,973	$ 370,878	$ 374,000	$ 349,615	$ 272,007	$ 197,320	$ 191,189	$ 212,722	$ 210,829	$ 186,672	$ 213,472	$ 517,781	$ 349,615	$ 212,722
Loans & leases, gross (excl held-for-sale)	2,073,875	2,003,587	1,935,482	1,877,238	1,823,311	1,778,315	1,076,521	1,051,008	1,041,553	1,016,142	869,397	840,381	774,032	2,003,587	1,778,315	1,016,142
Less: Allowance for credit losses	26,287	25,352	25,312	25,316	24,538	24,731	15,038	14,698	14,271	13,221	10,831	10,467	10,093	25,352	24,731	13,221
Loans & leases, net (excl held-for-sale)	2,047,588	1,978,235	1,910,170	1,851,922	1,798,773	1,753,584	1,061,483	1,036,310	1,027,282	1,002,921	858,566	829,914	763,939	1,978,235	1,753,584	1,002,921
Intangible assets	159,661	159,585	160,012	160,547	161,181	160,967	26,105	26,117	26,169	25,841	12,463	10,964	11,208	159,585	160,967	25,841
Total assets	2,997,782	2,963,815	2,811,195	2,747,057	2,645,915	2,555,964	1,586,955	1,489,711	1,437,172	1,428,711	1,298,936	1,230,348	1,186,549	2,963,815	2,555,964	1,428,711
Total deposits	2,428,926	2,378,192	2,263,211	2,282,909	2,178,769	2,103,790	1,347,494	1,278,086	1,207,513	1,204,893	1,108,964	1,048,175	1,010,308	2,378,192	2,103,790	1,204,893
Total shareholders' equity	330,237	318,969	311,987	305,104	298,469	288,159	151,214	145,377	137,913	135,301	122,214	117,949	115,069	318,969	288,159	135,301
Balance Sheet Data (averages)																
Loans & leases, gross (excl held-for-sale)	$ 2,033,357	$ 1,945,568	$ 1,900,862	$ 1,827,360	$ 1,796,875	$ 1,410,341	$ 1,063,939	$ 1,041,251	$ 1,020,288	$ 901,767	$ 860,076	$ 825,013	$ 766,537	$ 1,868,165	$ 1,134,832	$ 838,348
Loans held for sale	25,100	39,868	72,831	40,678	34,298	38,708	21,727	16,816	12,841	10,809	10,900	10,926	6,982	47,005	22,592	10,867
Earning assets	2,581,349	2,499,933	2,412,628	2,296,639	2,223,745	1,829,405	1,406,057	1,286,561	1,269,298	1,160,424	1,153,474	1,081,933	1,051,934	2,359,142	1,449,250	1,111,941
Total assets	2,941,964	2,863,045	2,759,590	2,636,203	2,579,051	2,071,194	1,539,335	1,431,889	1,410,246	1,277,199	1,269,272	1,189,620	1,158,780	2,710,388	1,614,775	1,223,718
Non interest bearing demand deposits	571,131	585,655	583,422	531,779	473,501	400,737	302,983	275,125	257,663	246,393	237,544	220,065	212,361	544,006		
Interest bearing demand deposits	1,055,453	1,002,358	908,981	859,844	831,054	645,869	475,317	443,176	444,495	368,212	362,697	333,809	328,758	901,052		
Interest bearing liabilities	2,021,050	1,937,556	1,843,889	1,772,521	1,760,894	1,433,604	1,074,087	991,649	995,415	898,710	899,602	842,030	822,920	1,829,241	1,124,753	865,816
Total shareholders' equity	324,191	314,184	305,751	301,314	292,767	215,557	149,350	143,008	138,473	123,205	120,381	116,564	113,494	303,569	161,774	118,411

UMPQUA HOLDINGS CORPORATION
Statistical Supplement
(in thousands, except share data and ratios: unaudited)

	1st Qtr 2004	4th Qtr 2003	3rd Qtr 2003	2nd Qtr 2003	1st Qtr 2003	4th Qtr 2002	3rd Qtr 2002	2nd Qtr 2002	1st Qtr 2002	4th Qtr 2001	3rd Qtr 2001	2nd Qtr 2001	1st Qtr 2001	Years Ended December 31, 2003	2002	2001
Other Financial Data																
Total loan charge-offs	$ 447	$ 1,591	$ 2,045	$ 466	$ 1,975	$ 1,760	$ 669	$ 234	$ 129	$ 1,346	$ 487	$ 164	$ 149	$ 6,077	$ 2,792	$ 2,146
Total loan recoveries	307	556	991	294	307	212	109	61	176	121	235	41	76	2,148	558	474
Net loan charge-offs (recoveries)	140	1,035	1,054	172	1,668	1,548	560	173	(47)	1,225	251	123	72	3,929	2,234	1,672
Loans 90 days past due and still accruing	1,246	927	533	1,112	963	3,243	520	2,559	2,166	311	398	304	296	927	3,243	311
Non-accrual loans	10,554	10,498	12,861	20,767	16,853	15,152	4,803	4,140	2,527	3,055	745	1,665	701	10,498	15,152	3,055
Total nonperforming loans	11,800	11,425	13,394	21,879	17,816	18,395	5,323	6,699	4,693	3,366	1,143	1,969	997	11,425	18,395	3,366
Other real estate owned	1,711	2,529	2,452	2,504	3,430	2,209	756	1,384	1,430	1,061	108	-	-	2,529	2,209	1,061
Nonperforming assets	13,511	13,954	15,846	24,383	21,246	20,604	6,079	8,083	6,123	4,427	1,251	1,969	997	13,954	20,604	4,427
Selected Ratios																
Before Merger Expenses:																
Return on average total assets (annualized)	1.17%	1.19%	1.33%	1.34%	1.38%	1.43%	1.55%	1.48%	1.42%	1.13%	1.02%	1.14%	1.08%	1.31%	1.47%	1.09%
Return on average total shareholders' equity (annualized)	10.58%	10.85%	12.02%	11.72%	12.17%	13.74%	15.97%	14.82%	14.45%	11.75%	10.80%	11.64%	10.99%	11.68%	14.64%	11.30%
Return on average tangible shareholders' equity (annualized)	20.84%	22.10%	25.31%	25.19%	27.04%	23.76%	19.35%	18.14%	17.79%	13.92%	11.96%	12.87%	12.19%	24.80%	19.76%	12.59%
Efficiency ratio (3) - Umpqua Bank only	58.16%	56.89%	55.94%	57.51%	54.98%	52.88%	55.08%	57.22%	58.35%	60.19%	60.78%	59.80%	60.29%	56.32%	55.58%	58.23%
Efficiency ratio (3)	62.13%	62.10%	59.98%	61.55%	59.16%	58.23%	59.58%	61.83%	61.64%	64.16%	68.87%	69.30%	68.30%	60.70%	60.15%	67.52%
Non interest revenue to Total revenue (TE)	22.16%	20.42%	24.49%	30.00%	26.69%	28.01%	26.42%	24.92%	26.78%	31.42%	26.66%	30.49%	27.41%	25.43%	26.65%	29.11%
Effective tax rate	35.26%	33.93%	34.97%	35.32%	35.91%	37.08%	33.20%	35.84%	37.77%	39.79%	37.27%	35.12%	39.29%	35.05%	36.01%	37.93%
After Merger Expenses:																
Return on average total assets (annualized)	1.15%	1.19%	1.30%	1.24%	1.32%	1.29%	1.55%	1.48%	1.14%	-0.18%	1.02%	1.10%	0.91%	1.26%	1.36%	0.70%
Return on average total shareholders' equity (annualized)	10.42%	10.85%	11.70%	10.83%	11.61%	12.36%	15.97%	14.82%	11.60%	-1.90%	10.80%	11.27%	9.25%	11.24%	13.58%	7.22%
Return on average tangible shareholders' equity (annualized)	20.52%	22.10%	24.63%	23.27%	25.78%	21.38%	19.35%	18.14%	14.28%	-2.25%	11.96%	12.45%	10.26%	23.87%	18.33%	8.04%
Average yield on earning assets (2) (annualized)	5.78%	5.85%	5.95%	6.05%	6.51%	6.61%	6.89%	7.33%	7.48%	7.54%	7.89%	8.25%	8.54%	6.08%	7.02%	8.04%
Interest expense to interest bearing liabilities(2)(annualized)	1.47%	1.39%	1.47%	1.69%	1.78%	1.92%	2.12%	2.19%	2.32%	2.86%	3.67%	4.08%	4.45%	1.58%	2.12%	3.74%
Net interest spread (2)	4.31%	4.45%	4.48%	4.36%	4.73%	4.69%	4.77%	5.14%	5.16%	4.67%	4.22%	4.17%	4.09%	4.50%	4.91%	4.30%
Interest expense to earning assets (annualized)	1.15%	1.08%	1.12%	1.31%	1.41%	1.50%	1.62%	1.69%	1.82%	2.22%	2.86%	3.18%	3.48%	1.22%	1.64%	2.91%
Net interest margin (2) (annualized)	4.63%	4.77%	4.82%	4.74%	5.10%	5.10%	5.27%	5.63%	5.66%	5.32%	5.03%	5.07%	5.06%	4.85%	5.38%	5.13%
Net interest margin (2) (annualized) - Umpqua Bank only	4.80%	4.91%	4.98%	4.90%	5.27%	5.28%	5.27%	5.63%	5.66%	5.32%	5.03%	5.07%	5.06%	5.01%	5.44%	5.13%
Asset Quality Ratios																
Allowance for possible loan and lease losses to ending total loans and lea	1.27%	1.27%	1.31%	1.35%	1.35%	1.39%	1.40%	1.40%	1.37%	1.30%	1.25%	1.25%	1.30%	1.27%	1.39%	1.30%
Nonperforming loans to ending total loans and leases	0.57%	0.57%	0.69%	1.17%	0.98%	1.03%	0.49%	0.64%	0.45%	0.33%	0.13%	0.23%	0.13%	0.57%	1.03%	0.33%
Nonperforming assets to ending total assets	0.45%	0.47%	0.56%	0.89%	0.80%	0.81%	0.38%	0.54%	0.43%	0.31%	0.10%	0.16%	0.08%	0.47%	0.81%	0.31%
Net loan charge-offs (recoveries) to avg loans and leases (annualized)	0.03%	0.21%	0.22%	0.04%	0.38%	0.44%	0.21%	0.07%	-0.02%	0.54%	0.12%	0.06%	0.04%	0.21%	0.20%	0.20%
Capital Ratio																
Average shareholders' equity to average assets	11.02%	10.97%	11.08%	11.43%	11.35%	10.41%	9.70%	9.99%	9.82%	9.65%	9.48%	9.80%	9.79%	11.20%	10.02%	9.68%
Year to Date Growth																
Loans & leases, gross (excl held-for-sale)	3.51%	12.67%	8.84%	5.56%	2.53%	75.01%	5.94%	3.43%	2.50%	35.12%	15.61%	11.75%	2.93%	12.67%	75.01%	35.12%
Deposits	2.13%	13.04%	7.58%	8.51%	3.56%	74.60%	11.84%	6.07%	0.22%	21.27%	11.61%	5.50%	1.68%	13.04%	74.60%	21.27%
Total assets	1.15%	15.96%	9.99%	7.48%	3.52%	78.90%	11.08%	4.27%	0.59%	23.26%	12.06%	6.14%	2.36%	15.96%	78.90%	23.26%
Mortgage Banking Revenue																
Gain (loss) on origination and sale	1,273	1,208	2,424	4,867	4,985	4,904	2,377	1,892	1,662	2,053	1,639	1,643	937	13,484	10,834	6,272
Servicing income before accelerated amortization	307	299	318	323	253	227	207	193	177	132	113	102	110	1,193	804	457
Accelerated servicing right amortization	(531)	(527)	(1,222)	(1,056)	(709)	(670)	(343)	(169)	(160)	(225)	(117)	(168)	(117)	(3,514)	(1,342)	(627)
Sub total before mortgage servicing right (MSR) valuation change	1,049	980	1,520	4,134	4,529	4,461	2,241	1,916	1,679	1,960	1,635	1,577	930	11,163	10,296	6,102
MSR valuation change	600	220	1,640	(1,700)	(250)	(471)	(1,050)	300	-	235	(774)	(202)	(255)	(90)	(1,221)	(996)
Total Mortgage Banking Revenue	1,649	1,200	3,160	2,434	4,279	3,990	1,191	2,216	1,679	2,195	861	1,375	675	11,073	9,075	5,106
Mortrgage Servicing Right Asset																
Gross Mortgage Servicing Right Asset	12,266	12,515	12,859	13,041	12,646	11,533	8,789	7,764	6,987	5,872	4,705	3,999	3,292	12,515	11,533	5,872
less: valuation reserve	(1,307)	(1,907)	(2,127)	(3,767)	(2,467)	(2,217)	(1,746)	(696)	(996)	(996)	(1,231)	(457)	(255)	(1,907)	(2,217)	(996)
Net Mortgage Servicing Right Asset	10,959	10,608	10,732	9,274	10,179	9,316	7,043	7,068	5,991	4,876	3,474	3,542	3,037	10,608	9,316	4,876
Net Mortgage Servicing Right Asset as % of serviced loan portfolio	0.95%	0.91%	0.91%	0.77%	0.90%	0.91%	0.87%	0.98%	0.94%	0.91%	0.79%	0.92%	0.90%	0.91%	0.91%	0.91%

(1) Per share data has been adjusted for subsequent stock dividends and stock splits.
(2) Tax exempt interest income has been adjusted to a tax equivalent basis at a 35% effective tax rate beginning in 2001. Prior years at 34%.
(3) Efficiency ratio is noninterest expense divided by the sum of net interest income (tax equivalent basis) plus noninterest income.